December 19, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apartment Investment and Management Company

AIMCO Properties, L.P.

Registration Statement on Form S-4

File No. 333-175846

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P. (“AIMCO Properties” and, together with Aimco, the “Company”) hereby request that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated to Tuesday, December 20, 2011, at 4:00 p.m., Eastern time, or as soon as practicable thereafter. Notwithstanding the Company’s request for acceleration, the Company may contact the Securities and Exchange Commission (the “Commission”) prior to the requested time of effectiveness to request that the Commission stop effectiveness if circumstances so dictate.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Please contact Jonathan Friedman of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5396 if you have any questions concerning this request. Also, please notify Mr. Friedman when this request for acceleration has been granted.

Sincerely,

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
Name:	Trent A. Johnson
Title:	Vice President and Assistant General Counsel

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel